Exhibit 99.1
TEEKAY CORPORATION
4th Floor, Belvedere Building, 69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY CORPORATION ANNOUNCES RENEWAL OF
STOCKHOLDER RIGHTS AGREEMENT

Hamilton, Bermuda, July 2, 2010 — Teekay Corporation (“Teekay”) (NYSE: TK) announced today that its Board of Directors has renewed its stockholder Rights Agreement, which was originally adopted by the Board of Directors in September 2000. The renewed Rights Agreement will expire on July 1, 2020.
The renewed Rights Agreement is intended to continue to provide the Board with sufficient time and flexibility to consider any unsolicited transaction proposals that may arise, and ensures that stockholders will receive fair treatment in the event of any such action. The Board believes that the Rights Agreement is fair to, and in the best interests of, all of Teekay’s stockholders.
In September 2000, the Board of Directors declared and paid a dividend of one common share purchase right for each outstanding share of common stock of Teekay. These rights continue to remain outstanding and will not be exercisable and will trade with the shares of Teekay’s common stock until after such time, if any, as a person or group becomes an “acquiring person” as set forth in the renewed Rights Agreement. A person or group will be deemed to be an “acquiring person,” and the rights generally will become exercisable, if a person or group acquires 20% or more of Teekay’s common stock, or if a person or group commences a tender offer that could result in that person or group owning more than 20% of the Teekay’s common stock, subject to certain higher thresholds for existing stockholders that currently own in excess of 15% of Teekay’s common stock. Once exercisable, each right held by a person other than the “acquiring person” would entitle the holder to purchase, at the then-current exercise price, a number of shares of common stock of Teekay having a value of twice the exercise price of the right. In addition, if Teekay is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company’s common stock having a value of twice the exercise price of the right.
A copy of the Rights Agreement and more descriptive information about it are available in our public filings with the SEC,

About Teekay
Teekay Corporation transports approximately 10% of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary Teekay Tankers Ltd. (NYSE: TNK). With a fleet of over 150 vessels, offices in 16 countries and approximately 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them link their upstream energy production to their downstream processing operations. Teekay’s common stock is listed on the New York Stock Exchange, where it trades under the symbol “TK.”
The statements in this news release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631